United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of

April 2005

Valley of the Rio Doce Company

(Translation of Registrant’s name into English)

Avenida Graça Aranha, No. 26
20005-900 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F X Form 40-F ___

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes    No X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes    No X

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes    No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-  .)

Press Release
Signatures

CVRD to pay dividend to shareholders on April 29

Rio de Janeiro, April 14, 2005 – Pursuant to the public announcement made on January 31, 2005, Companhia Vale do Rio Doce (CVRD) informs that the payment of the first installment of its USD 0.87 minimum dividend per outstanding share to be paid in 2005 was approved. The minimum dividend was proposed in accordance with CVRD’s Dividend Policy. The minimum dividend will be paid to shareholders in two equal installments, on April 29 and October 31, 2005, respectively.

The first installment of the minimum dividend will be paid according to the following terms:

1.	Distribution of interest on shareholders’ equity in the amount of R$ 1,279,900,000.00 (one billion two hundred seventy nine million nine hundred thousand Brazilian reais) equivalent to BRL 1.11 (one Brazilian real and eleven cents) per outstanding preferred share or common share. The value of R$ 1.11 per share is equal to US$ 0.435 per share converted into Brazilian reais by the 2.5598 BRL/USD exchange rate for the sale of USD (Ptax – option 5 code), as informed by the Central Bank of Brazil on April 13, 2005.

2.	The payment will take place from April 29, 2005, onwards. The distribution of interest on shareholders’ equity is subject to withholding income tax in accordance to the applicable law.

The record date for CVRD shares traded on Bovespa, the São Paulo Stock Exchange, is today, April 14, 2005. For the Company’s American Depository Receipts (ADRs) traded on the NYSE, the New York Stock Exchange, the record date will be April 19, 2005. All shareholders on these respective record dates will have the right to the dividend payment. CVRD shares will trade ex-dividend in both markets from tomorrow, April 15, 2005.

This payment is in line with CVRD’s Dividend Policy. The establishment of this Policy, unique in Latin America, had the main purpose of reducing uncertainties of the Company’s shareholders regarding the minimum dividend for the year.

For further information, please contact:
Roberto Castello Branco: roberto.castello.branco@cvrd.com.br +55-21-3814-4540
Barbara Geluda: barbara.geluda@cvrd.com.br +55-21-3814-4557
Daniela Tinoco: daniela.tinoco@cvrd.com.br +55-21-3814-4946
Eduardo Mello Franco: eduardo.mello.franco@cvrd.com.br +55-21-3814-9849
Rafael Azevedo: rafael.azevedo@cvrd.com.br +55-21-3814-4700

This press release may contain statements that express management’s expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD’s actual results to differ from expectations reflected in forward-looking statements, please see CVRD’s reports filed with the Brazilian Comissão de Valores Mobiliários and the U.S. Securities and Exchange Commission.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 15, 2005	COMPANHIA VALE DO RIO DOCE (Registrant)

	By:	/s/ Fabio de Oliveira Barbosa
Fabio de Oliveira Barbosa Chief Financial Officer